perceptre

Worldwide Intelligence Marketplace

Agenda

- Market Overview

- perceptre SaaS Introduction

- Financials

Market Overview

What is the Private Detective Services Industry?

Industry Activities &  Industry Products

- ☐ Pre-employment screening
- ☐ Litigation investigation
- ☐ Locating missing people
- ☐ Intelligence gathering
- ☐ Spousal investigation
- ☐ Due diligence

- ☐ •Domestic and Family Investigation services
- ☐ Legal investigation services
- ☐ Insurance investigation services
- ☐ Corporate investigation services
- ☐ Pre-employment services, including background checks
- ☐ Other investigation services
- ☐ Human Trafficking

Market Size and Trend

Forecast	2015	2016	2017	2018	2019	2020
Market Size ($ Billions)	**$4.70**	**$4.80**	**$5.00**	**$5.10**	**$5.30**	**$5.40**
Growth Rate		2.10%	2.80%	2.80%	2.80%	3.40%

Market forecasts show that the long term outlook for the Investigation Services industry is positive. The following five-year forecast utilizes advanced econometric techniques that take into account both short-term and long-term industry trends.



Market Case Study



As Lawyer Faces Trial in Wiretap Case, Others Advised to Watch

Experts see a lesson for the legal profession in the criminal case against a Los Angeles lawyer accused of paying private investigator Anthony Pellicano to wiretap a client's ex-wife…

…Mark Mermelstein, of counsel to the Los Angeles office of Orrick, Herrington & Sutcliffe, said the case shows the need to supervise investigators.

"You can't just let your investigator go out there and investigate and take the fruits of what he provides and use it," he told the National Law Journal. "As a lawyer, you really need to be on top of what your investigator is doing, and how your investigator is gathering information, to make sure your investigator is not running afoul of the law."

Industry Associations to Access Clients & Resources

 International Intelligence Network

 World Association of Detectives
Established 1925

 AMERICAN BAR ASSOCIATION — Defending Liberty Pursuing Justice

 ASIS INTERNATIONAL — Advancing Security Worldwide®

martindale.com connected

 NALI — National Association of Legal Investigators

 napbs — National Association of Professional Background Screeners — The Voice of Screening Professionals

 USA PI

Prospective Customers

- **Government Contracts;** In 2014, the federal government spent a total of **$578,455,265** on Investigation Services.

- **Investigative firms**

- **Law firms**

- **Insurance Industry**

- **Private Sector**

perceptre
SaaS Introduction

What is perceptre?

perceptre is a worldwide marketplace for both electronic and human asset intelligence. By networking vetted investigators together on our highly secure platform system through which government and companies in the private sector may now experience quick exchange of services as well as tangible reports from any major city in any country around the world.

From previous projects, the founders have contact information of over 700 former FBI special agents and Department of Defense credentialed investigators that are currently in private practice.

Perceptre Platform Features




CLIENT
Enters request and retrieves report
Motor Vehicle Records
Public Records
Credit Bureau Data
Investigation Software Providers
Federal Gov. Contractors
API
perceptre.
API
Criminal Records
Employment Verification
Completes request and/or makes request from other data sources or investigators
Investigators Cataloged by Geography And Skillset
Legend
Legend Subtitle
Symbol
Count
Description
2
Application Program Interface
1
Perceptre
2
User
7
External Server

Current data base of over 700 U.S. Federally Credentialed investigators.

Washington
Oregon
California
Idaho
Nevada
Montana
Wyoming
Utah
Colorado
Arizona
New Mexico
North Dakota
South Dakota
Nebraska
Kansas
Oklahoma
Texas
Minnesota
Iowa
Missouri
Arkansas
Louisiana
Wisconsin
Illinois
Michigan
Indiana
Ohio
Kentucky
Tennessee
Mississippi
Alabama
Georgia
Florida
North Carolina
Virginia
Washington, DC
Delaware
Maryland
New York
Vermont
Maine
New Hampshire
Rhode Island
Alaska
Hawaii
Puerto Rico
U.S. Territories

All investigators have been fully vetted.

With this network, perceptre will have the capability of initiating investigations worldwide. perceptre will be able to deploy feet on the ground investigations in any capital city in the world **within 48 hours**.


THE WORLD
Capital City
Major City
International Boundary
State & Provincial Boundary
Arctic Ocean
Atlantic Ocean
Pacific Ocean
Indian Ocean
Southern Ocean
Greenland
Canada
United States
Mexico
Brazil
Peru
Bolivia
Argentina
Chile
Russia
Kazakhstan
Mongolia
China
India
Indonesia
Australia
Antarctica
Tropic of Cancer
Tropic of Capricorn
Equator
Antarctic Circle

147 Investigative Services

- Security Planning
- Surveillance - Photography
- Surveillance - Physical
- System security
- Tax Evasion
- Taxation
- Telemarketing Fraud
- Anti-Trust Matters

Group 1


- Undercover Investigations
- Union / Labor Matters
- Unlawful Employment Practices
- Utility Company Investigations
- White Collar
- Wills & Trusts
- Workers Compensation
- Counter-Terrorism

Group 2


- Law Enforcement Training
- Litigation
- Mail Fraud
- Malpractice
- Matrimonial
- Mediation
- Missing Persons
- Money Laundering

Group 3


Board of Directors

Fred Coward • Was a Special Agent **(SA)** and Senior Supervisory Special Agent **(SSA)** of the **FBI** • Deputy Legal Attaché of the U.S. Embassy in Tokyo, Japan • Currently has offices located in the US, Africa & Afghanistan and strategic partner offices located in Europe, East Asia, Central and South America

Bill Overhulser • Founder • Program Managed four enterprise level Consumer Reporting Agency/Investigation systems • Extensive FCRA and IT security policy experience

Gerry Smith – • Founder • Coded three enterprise level Consumer Reporting Agency/Investigation systems • Extensive IT security compliance experience

Roll Out Timeline

15 Days
- Customer facing web site launch
- Collect contact info of investigative firms that wish to participate in beta launch

30 Days
- Have beta launch investigators fill out profiles
- Identify beta launch customers

60 Days
- Beta launch to identified customers
- Launch marketing campaign for investigators to become member
- Launch investigator member sign up process

180 Days
- Launch marketing campaign for customers to sign up
- Make available to general public

Benchmark
And
Financials

The Original perceptre

Construction of original perceptre
began in June of 2000

Revenue for 2001: $449,972

Code was written by Gerry Smith
Operations and marketing Bill Overhulser
482% increase from Q1 2001 to Q4 2001

Bill and Gerry had full autonomy in the development and
marketing of perceptre

Valuation of Original perceptre

Valuation of original perceptre commissioned in year three:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the
Securities Exchange Act of 1934
Date of Report: **September 22, 2003**

...CONCLUSIONS;
MSRE, Inc. is convinced that this opportunity is worthy of further business development efforts by perceptre, support from the Affiliated group of companies in pursuing other business opportunities and funding through Affiliated sources based on a current valuation of **US $10.17 million...**

Sample Clientele

Federal Government and Fortune 500 Clients (with ranking) of original perceptre 24 months from inception

- NSA
- DIA
- United States Department of Justice
- Kroger 18

- Marathon Oil 52
- Honeywell 78
- Rite Aid 125
- Omnicom 247
- Kellogg's 225
- AK Steel 375

Competitive Landscape

TRUSTIFY.INFO is only similar system we have been able to find. They were funded in summer of 2015 with $1m seed funding.

Projections of New perceptre

	OPERATING INCOME	OPERATING EXPENCE	PROFIT
Year 1	$51,180	$261,866	-$210,686
Year 2	$661,950	$667,865	-$5,915
TWO YEAR TOTAL	$713,130	$929,731	**-$216,601**
PROFITS GENERATED BY YEAR 3			
Year 3	$2,255,000	$1,835,500	$422,899

Funding Requirement and Exit Potential

For creating this platform and business development perceptre would require $220k at the pre-money valuation of $4.5M. Based on previous perceptre with $500k in revenue after two years and was valued at $10M or 20x. Potential exit could be valued similarly as the original perceptre. Projected revenue of $2.5M in year three with potential valuation of 20x would result in $50M or conservatively $25M in valuation.